SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: The Hartford Alternative Strategies Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code): 200 Hopmeadow Street, Simsbury, Connecticut 06089

Telephone Number (including area code): (860) 843-9934

Name and address of agent for service of process: Edward P. Macdonald, Esq., 200 Hopmeadow Street, Simsbury, Connecticut 06089

Copies to: John V. O’Hanlon, Esq., Dechert LLP, 200 Clarendon Street, 27th Floor, Boston, Massachusetts 02116-5021

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   Yes ☒   No ☐

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Hartford and state of Connecticut on the 27th day of September 2011.

The Hartford Alternative Strategies Fund

By:	/s/ Edward P. Macdonald
Edward P. Macdonald
Vice President, Secretary and Chief Legal Officer

Attest:

By:	/s/ Elizabeth L. Schroeder
Elizabeth L. Schroeder
The Hartford Alternative Strategies Fund
Vice President